Press Release

06010647

InBev nv/sa

Brussels, January 23, 2006 - 1/2

RECEIVED

2006 FEB -6 A 11:13

SUPPL

OFFICE OF INTERNATIONAL CORPORATE FINANCE

InBev further consolidates leadership position in southeast China

InBev today announced that it has reached agreement with various parties to acquire, in a series of transactions, 100% of the equity interests in Fujian Sedrin Brewery Co. Ltd. ("Fujian Sedrin"), the largest brewer in Fujian province, for a total cash consideration of RMB 5,886 million (equivalent to Euro 614 million*).

An initial equity stake of 39.48% will be acquired from Fujian Sedrin's State-owned shareholders immediately, following receipt of regulatory approval. The balance of 60.52% will be acquired from various other shareholders in one or more stages, before the end of 2007.

Fujian Sedrin has a significant footprint in southeast China and is widely recognized for its outstanding management team and long-standing support from local government. It is headquartered in Putian, a city in Fujian Province with a population of approximately three million. The company operates three breweries: in Putian and Sanming (both in Fujian Province) and Nanchang (Jiangxi Province). The total capacity of the three breweries is approximately nine million hectoliters. Fujian Sedrin is the leading brewer in Fujian Province with a market share of approximately 45% in 2004. It also had an approximately 18% market share in Jiangxi Province in 2004. Fujian Sedrin has an attractive brand portfolio with Sedrin Prime Beer®, Sedrin Tiandi®, Sedrin Pure Draft®, and Sedrin Ice Beer® in the local premium segment and core lagers such as Sedrin Jingpin® and Sedrin Teshuang®. Sedrin® was recently honored with China's Famous Brand award by the authorities in recognition of its importance.

Fujian Province is situated on the eastern coast of China, has a population of approximately 35 million and is the fourth wealthiest province in China with GDP per capita of USD 2,082 in 2004. Jiangxi Province, adjoining Fujian to the west, has a population of approximately 43 million, with a GDP per capita of USD 986 in 2004. The GDP growth rates of Fujian and Jiangxi were 12.1% and 13.2% respectively in 2004, higher than the nation's average growth of 9.5%.

Upon completion of the transactions, InBev will further consolidate its stronghold in southeast China, a wealthy economic region, and become one of the largest brewers in China, with nearly 35 million hectoliters of sales and leading market shares in each of the provinces in which it competes, across 30 plants in 8 major provinces: Fujian, Guangdong, Hebei, Hubei, Hunan, Jiangsu, Jiangxi and Zhejiang.

PROCESSED

FEB 08 2006

THOMSON FINANCIAL

** Based on hedged exchange rate of approximately RMB/€: 9.57*

Press Release

Brussels, January 23, 2006 - 2/2

"This transaction is a very significant step in our strategy and strongly reinforces both our leadership position and footprint in southeast China," said Carlos Brito, InBev CEO. *"Fujian Sedrin is one of the most profitable Chinese brewers and in recent years has achieved an EBITDA margin in excess of 30%. The Sedrin® brand will be one of InBev's top five selling brands globally by volume with significant potential for growth and expansion."*

This transaction represents an implied 2005 EV/EBITDA multiple of 13 times. InBev expects that the acquisition of Fujian Sedrin will be earnings accretive to operating results in year one, and Return On Invested Capital (ROIC)–Weighted Average Cost of Capital (WACC) will break-even in four years.

InBev will host an analyst conference call starting at 3pm CET on Monday 23rd January on + 44 1296 480 180 (pass code 231 334#). A replay of this conference call will be available up to 96 hours afterwards on + 44 1296 618 700 (replay access number 361 728)

The Investor Relations presentation including a map of InBev China's operations will be available on the following link:
http://www.inbev.com/investors/4_8_1_presentations.cfm

About InBev China
InBev is one of the largest brewers in China, with nearly 35 million hectoliters of sales in 2004, with leading market shares in each of its provinces and 30 production sites. It has operations in Fujian, Guangdong, Hebei, Hubei, Hunan, Jiangsu, Jiangxi and Zhejiang provinces and employs 15.000 people. The company has been active in China since 1984, providing the transfer of technical and brewing know-how to various Chinese brewing companies, including the Zhujiang Brewery in Guangzhou. In 1997, InBev entered the Chinese beer market as an operator with the acquisition of the Nanjing and Jingling Breweries. In 2002, it acquired a 24 per cent share in the Zhujiang Joint Stock Company, and a 70 per cent stake in K.K. Group's brewing business, based in Zhejiang Province. In 2004, InBev acquired the Chinese brewery activities of the Lion Group of Malaysia, providing InBev China with leading market positions in the eight provinces where it is present. In July 2004, InBev also acquired 70 per cent share in Zhejiang Shiliang Brewery Company Ltd. in Zhejiang province and in September 2005 it acquired 100% ownership in K.K.'s brewing activities. InBev's longstanding interaction with its Chinese partners has provided the company with strong local relationships and a good understanding of the Chinese beer market.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Philip Ludwig
Investor Relations Manager
Tel +32 16 27 62 43
philip.ludwig@inbev.com

* *Based on hedged exchange rate of approximately RMB/€: 9.57*

Press Release

Brussels, January 20, 2006 - 1/1

InBev appoints two new Zone Presidents

Alain Beyens is appointed Zone President for Central and Eastern Europe and Miguel Patricio is appointed Zone President, North America, with immediate effect.

Alain Beyens has most recently been President of the Business Unit that includes Germany, Italy, The Netherlands, France, Spain and Cuba. He has been with InBev and formerly Interbrew since 1987 in a variety of commercial, operations and general management roles, including General Manager for Belgium and ultimately BeNeFraLux from 1999 to 2004. Alain's leadership will help ensure Central and Eastern Europe continues the tremendous momentum it has enjoyed in the last few years.

Miguel Patricio rejoins the North American team from Western Europe, where he briefly held the role of Business Unit President for Belgium and Luxembourg. Prior to this, he gained a strong perspective on North America's top-line growth challenges in his role as Vice President Marketing for the North America Zone. Miguel spent more than five years at AmBev, most recently as Vice President responsible for the company's beer brands. He was previously Director of Marketing for Philip Morris and has held marketing positions with the Coca-Cola Company and Johnson & Johnson.

"*Alain and Miguel both bring the combination of experience, skills and values to build on InBev's strong foundation as we continue our journey from Biggest to Best,*" says Carlos Brito, CEO of InBev.

Roland Tobias is appointed to the role of President for the Germany Business Unit and Sabine Sagaert will succeed Miguel as the President for the BeLux Business Unit.

Please consult our website to view a picture and career summary of Alain and Miguel.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol® - the third-largest selling beer brand in the world - Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com

For further information

Marianne Amssoms
Corporate Media Relations Director
Tel +32-16-27-67-11
marianne.amssoms@inbev.com

Philip Ludwig
Investor Relations Manager
Tel +32-16-27-62-43
philip.ludwig@inbev.com

Press Release

InBev nv/sa

Brussels, January 25, 2006 - 1/2

InBev accelerates the timing of the acquisition of 100% of Fujian Sedrin Brewery

InBev today announced that it has reached further agreement with the non-State shareholders to accelerate the timing of the transfer of their 60.52% equity interests in Fujian Sedrin Brewery Co. Ltd. ("Fujian Sedrin"). This will allow the early creation of InBev Sedrin, a wholly foreign owned enterprise (WFOE), 100% owned by InBev.

InBev recently agreed to acquire the 39.48% equity interests in Fujian Sedrin owned by the State as the first part of a multi-stage transaction. The accelerated timing of the transfer of the non-State equity interests will allow InBev to bring forward the date at which it is able to complete acquisition of 100% of Fujian Sedrin. This transaction is subject to regulatory approvals and is expected to close before the end of the year.

There are no other changes to the terms of the transaction announced on 23 January, whereby InBev agreed to acquire Fujian Sedrin, the largest brewer in Fujian Province, for a total cash consideration of RMB 5,886 million (equivalent to Euro 614 million*).

Brent Willis, Zone President InBev Asia Pacific, said: "*The accelerated transfer of the non-State equity interests will allow InBev to bring forward the implementation of our growth plans for InBev Sedrin, create a single company that is directly owned and managed by InBev, and benefit earlier from the synergies of this transaction with our existing business in China.*"

The Investor Relations presentation, including a map of InBev China's operations is available on the following link:
http://www.inbev.com/investors/4_8_1_presentations.cfm

** Based on hedged exchange rate of approximately RMB/€: 9.57*

About InBev China
InBev is one of the largest brewers in China, with nearly 35 million hectoliters of sales in 2004, with leading market shares in each of its provinces and 30 production sites. It has operations in Fujian, Guangdong, Hebei, Hubei, Hunan, Jiangsu, Jiangxi and Zhejiang provinces and employs 15.000 people. The company has been active in China since 1984, providing the transfer of technical and brewing know-how to various Chinese brewing companies, including the Zhujiang Brewery in Guangzhou. In 1997, InBev entered the Chinese beer market as an operator with the acquisition of the Nanjing and Jingling Breweries. In 2002, it acquired a 24 per cent share in the Zhujiang Joint Stock Company, and a 70 per cent stake in K.K. Group's brewing business, based in Zhejiang Province. In 2004, InBev acquired the Chinese brewery activities of the Lion Group of Malaysia, providing InBev China with leading market positions in the eight provinces where it is present. In July 2004, InBev also acquired 70 per cent share in Zhejiang Shiliang Brewery Company Ltd. in Zhejiang province and in September 2005 it acquired 100% ownership in K.K.'s brewing activities. InBev's longstanding interaction with its Chinese partners has provided the company with strong local relationships and a good understanding of the Chinese beer market.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel +32 16 27 67 11
marianne.amssoms@inbev.com

Philip Ludwig
Investor Relations Manager
Tel +32 16 27 62 43
philip.ludwig@inbev.com

* *Based on hedged exchange rate of approximately RMB/€: 9.57*